FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

18 June 2010

Confirmation of Offer from Santander UK plc

Banco Santander, S.A. has today released the following announcement:

Banco Santander announces that its affiliate Santander UK has submitted an offer in the tender process of approximately 300 branches of Royal Bank of Scotland that is taking place in the United Kingdom. Currently, it is not possible to say when the tender process will conclude.

Ends

Enquiries to:

Matthew Young, Communications Director Anthony Frost, Head of Corporate Communications	020 7756 4232 020 7756 5536

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 29 July 2010	By / s / Jessica Petrie (Authorised Signatory)